                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company LLC






                    Under the Securities Exchange Act of 1934

                          HOLLINGER INTERNATIONAL INC.
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    435569108
                                 (CUSIP Number)


                              Christopher H. Browne
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  May 19, 2003
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  435569108
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[ ]
                                                                         (b)[x]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                   [  ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             TBC has sole voting power with respect to 13,152,795 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain Shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
Owned by Each
Reporting Person             0 shares
With                   ---------------------------------------------------------
                       (9)  Sole Dispositive Power
                             0 shares, except that certain of the members of TBC
                             may be deemed to have sole power to vote certain
                             shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power
                             13,203,505 shares held in accounts of TBC (as
                             hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         13,203,505 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         17.72%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00
--------------------------------------------------------------------------------

PRELIMINARY NOTE

     This Statement on Schedule 13D is being filed by Tweedy, Browne Company LLC ("TBC"), which may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of Hollinger International Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Statement on Schedule 13D amends an Amendment No. 2 to a Statement on
Schedule 13G filed by TBC and dated January 23, 2003.


ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Hollinger International Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The person filing this Schedule 13D is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. The filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. (the "Members") and AMG/TBC Holdings, Inc. ("Holdings"). Messrs. Christopher H. Browne, William H. Browne and John D. Spears are members of the management committee that operates TBC on a daily basis including making investment decisions (the "TBC Committee"). By reason of their positions as such, the members of TBC may be deemed to control TBC.

     (b) The business address of TBC is 350 Park Avenue, New York, NY 10022. The business address of Holdings is 600 Hale Street, Prides Crossings, MA 01965.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Massachusetts -based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC and Holdings is set forth above.

     (d) None of TBC, Holdings nor any Member of TBC has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, Holdings, or any Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) TBC is a Delaware limited liability company. Each of the Members is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 13,203,505 shares of Common Stock (the "TBC Shares"). The aggregate cost of the TBC Shares, including brokerage commissions, was $149,007,693.

     The TBC Shares are held in the TBC Accounts, the funds therefore coming from the funds on hand in each individual managed account. In some instances, certain TBC accounts have access to funds that may come from standard margin account borrowings from brokerage accounts maintained at Bear, Stearns Securities Corp. To date, none of the TBC accounts have utilized margin account borrowings relating to their interest in the Common Stock. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Bear, Stearns Securities Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 3 1/4% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.


ITEM 4.  PURPOSE OF TRANSACTION

     TBC has acquired the shares of Common Stock owned by it on behalf of the TBC Accounts for investment purposes. TBC may dispose of all or some of the TBC Shares, or may acquire additional shares of Common Stock from time to time depending upon price and market conditions, evaluation of alternative investments and other factors.

     TBC qualifies as an institution which may file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and as a routine matter utilizes Schedule 13G for reporting of ownership positions held by TBC's investment advisory clients. This has been the case for previous ownership report filings by TBC regarding the Common Stock. At this time, TBC has elected to convert its filing on Schedule 13G to a filing on Schedule 13D, because TBC has become aware of and is concerned about certain matters relating to transactions and payments between entities and persons affiliated with the Company, as well as executive compensation issues. These concerns are set out in Exhibit A attached hereto. TBC has also made a written demand on the independent members of the Board of Directors of the Company to investigate payments made in relation to non-competition payments received by Executives of the Company under non-competition agreements that arose from certain asset sales by the Company. A copy of the demand is attached hereto as Exhibit B. These matters including the filing of this demand may cause or result in TBC having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described in clause (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 13,203,505 shares of Common Stock, which constitutes approximately 17.72% of the 74,498,328 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC Shares are 905 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of the Management Committee of TBC.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 13,203,505 shares, which constitutes approximately 17.72% of the 74,498,328 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 13,203,505 shares, which constitutes approximately 17.72% of the 74,498,328 shares of Common Stock outstanding.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 13,203,505 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 13,152,795 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 13,152,795 shares of Common Stock held in certain TBC Accounts.

     (c) Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:


                          NO OF SHARES                     PRICE
TBC ACCOUNTS              PURCHASED            SOLD        PER SHARE


03/14/03                                         225         $7.82
03/18/03                     2,350                           $8.46
03/20/03                                       1,035         $8.53
03/21/03                     4,260                           $8.59
03/24/03                       785                           $8.24
03/31/03                                       1,065         $8.16
04/01/03                     5,000                           $8.12
04/04/03                                       1,470         $8.24
04/08/03                                       5,000         $8.23
04/09/03                     2,100                           $8.55
04/11/03                     3,200                           $8.54
04/17/03                       825                           $8.73
05/01/03                                       1,115         $9.30



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.


     (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit A attached hereto.

     See Exhibit B attached hereto.

                                    SIGNATURE


     Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                   TWEEDY, BROWNE COMPANY LLC



                                                   By: /s/ Christopher H. Browne
                                                      --------------------------
                                                       Christopher H. Browne
                                                       Member





Dated:  May 19, 2003